Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

July 22, 2010

Mr. Jay Mumford

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant” or “Company”)

Form 10-K for the Fiscal Year Ended September 27, 2009

Filed November 24, 2009

File No. 000-08866

Dear Mr. Mumford:

Microsemi Corporation, a Delaware corporation provides these responses, numbered to correspond with the Staff’s comments dated June 29, 2010, for which we thank you. Set forth below is the Registrant’s response to the Staff’s comments.

Form 10-K for the fiscal year ended September 27, 2009

Item 11. Executive Compensation, Page 97

1.	Your response to prior comment 1 does not address our concerns. As previously requested, please confirm that you will clearly state, in future filings, that your decisions are based on the subjective determination of the committee and that your disclosure will not imply that objective factors, such as financial performance, are used.

In future filings, we will clearly state that the Compensation Committee’s decisions as to executives’ base salaries are subjective determinations and that our disclosure will not imply that objective factors, such as financial performance, are used.

2.	We note that your response to our prior comment 2 and cannot concur with your response that your agreement with Mr. Peterson was not compensatory. Please amend your Form 10-K for fiscal year ended September 27, 2009 to fully describe all aspects of the board of directors’ January 2009 assessment of financial penalties against Mr. Peterson including a revised Compensation Discussion and Analysis.

We will amend our Form 10-K for fiscal year ended September 27, 2009 and intend to disclose the following aspects related to our agreement with Mr. Peterson in Compensation Discussion and Analysis:

In December 2008, a public allegation was made relating to Mr. Peterson’s academic credentials. In response to the allegation, the Board of Directors, through the Governance and Nominating Committee, initiated an inquiry into the matter. As disclosed by the Company in a Form 8-K filed with the Securities and Exchange Commission on January 29, 2009, on that date the Governance and Nominating Committee and the Board of Directors completed their review and concluded that there were inaccuracies in Mr. Peterson’s academic credentials. The Board of Directors determined, in its business judgment, that it was appropriate in light of its conclusion to assess financial penalties against Mr. Peterson, of which he accepted, as follows: (a) he would forego his cash bonus award for fiscal 2009, (b) he would pay $100,000 to the Company, and (c) as reflected in footnotes (5) and (6) to the “Outstanding Equity Awards at Fiscal Year-End—Fiscal 2009” table below, each of the remaining vesting dates of Mr. Peterson’s unvested restricted common stock awards was extended by an additional one year. On January 29, 2009, Mr. Peterson held restricted common stock awards covering an aggregate of 323,000 shares of Company common stock that were then scheduled to vest as to 50,000 shares on October 1, 2009, 75,000 shares on October 1, 2010, and 66,000 shares on each of September 29, 2009, September 29, 2010, and September 29, 2011. The effect of the extension of the remaining vesting dates of Mr. Peterson’s restricted common stock awards was that, after giving effect to the extension, 50,000 shares subject to these awards are scheduled to vest on October 1, 2010, 75,000 shares on October 1, 2011, and 66,000 shares on each of September 29, 2010, September 29, 2011, and September 29, 2012.

3.	We note your response to our prior comment 4. In your revised 10-K please expand your disclosure to describe the extension of the vesting dates of Mr. Peterson’s unvested restricted stock awards before and after the modification.

In our revised 10-K, we will expand our disclosure to describe the extension of the vesting dates of Mr. Peterson’s unvested restricted stock awards before and after the modification. Our intended disclosure in included in our response to comment 2 above.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICROSEMI CORPORATION

/s/ John W. Hohener
John W. Hohener
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary